March 5, 2010
By UPS overnight delivery
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
Attn: Mr. H. Roger Schwall, Assistant Director
Re:	Delta Petroleum Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 21, 2009
Form 10-Q for Fiscal Quarter Ended March 31, 2009
Filed May 5, 2009
Response Letter Dated June 25, 2009
Response Letter Dated July 23, 2009
Response Letter Dated September 4, 2009
Response Letter Dated October 20, 2009
Response Letter Dated December 15, 2009
File No. 000-16203
Dear Mr. Schwall:
We are in receipt of your comment letter dated February 22, 2010 with regard to the above-referenced filing. Under separate cover, we have sent to Mr. Winfrey the supplemental engineering information.
For the convenience of the Staff, we have transcribed the comment being addressed.
RESPONSES TO SEC COMMENTS
Engineering Comments on the Form 10-K for the Fiscal Year Ended December 31, 2008
SEC Comment:
Information Regarding Proved Oil and Gas Reserves (Unaudited), page F-45
1. For the top ten PUD locations drilled in 2007, we noted discrepancies between the forecast initial production rates in your 2008 and 2009 reserve reports and the actual initial

U.S. Securities and Exchange Commission
March 5, 2010

rates as well as discrepancies between the forecast annual production figures for 2008 and 2009 and the actual annual production information.
The actual production data was obtained from the Colorado Oil and Gas Information System (COGIS).
See the attached spreadsheet. The tables in the spreadsheet are as follows:

Columns A, B and C:	field, well unit and API designation
Column D:	the cumulative production/total days on line as of 12-31-07
Column E:	your forecast 2008 production (MCF)
Column F:	your actual 2008 production (MCF)
Column G:	the initial monthly production rate in your reserve report/the actual 12/2007 rate from COGIS normalized for days on
Column H:	actual days on production for 12/2007
Column I:	the ratio resulting from division of Column G figures
Column J:	your 2009 forecast production (MCF)
Column K:	your actual 2009 production (MCF)
Column L:	Column J divided by Column K
Please explain these discrepancies to us. Per our February 19, 2010 conversation, please furnish to us a “look back” comparison/analysis of the initial proved estimated ultimate recoveries and associated initial producing rates for all your Rocky Mountain tight sand gas wells completed in 2007 with subsequent production performance in 2008 and 2009. Address your use of “relevant” month production data in lieu of last month of the year performance figures.
Registrant’s Response:
We have noted your requests and have provided such information under separate cover, dated March 5, 2010, directly to Mr. Ron Winfrey as supplemental information.
REGISTRANT’S CLOSING COMMENTS
We acknowledge a) that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, b) that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and c) that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
March 5, 2010

We appreciate your consideration of these matters. If you have any questions, please feel free to contact me at 303-575-0304.

Regards,
/s/ Kent B. Lina
Kent B. Lina,
Sr. Vice President — Corporate Engineering

Enclosures
CC:	Ronald R. Levine, II, Partner — Davis, Graham and Stubbs LLP (Outside Legal Counsel)
Robert Dennis, Partner — KPMG LLP (Independent Audit Firm)
Allen Barron, Principal — RE Davis (Independent Reserve Engineers)